UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Translation of Registrant’s name into English)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F       X         Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2007 and 2006, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee, and other agreements applicable to ASAT Holdings Limited and its subsidiaries.

	PART I - FINANCIAL INFORMATION
Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2007 and April 30, 2006	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and nine months ended January 31, 2007 and 2006	2

	Condensed Consolidated Statements of Shareholders’ Deficit for the nine months ended January 31, 2007	3

	Condensed Consolidated Statements of Cash Flows for the three months and nine months ended January 31, 2007 and 2006	4

	Notes to Condensed Consolidated Financial Statements	5

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2007 and 2006	22

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	36

Item 4.	Controls and Procedures	37

	PART II - OTHER INFORMATION

Item 1.	Legal Proceedings	59

Signatures		60

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2007 AND APRIL 30, 2006

(In thousands, except per share data)

	January 31, 2007	April 30, 2006
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	11,072	11,915
Current portion of restricted cash	1,520	—
Accounts receivable-trade (net of allowance for doubtful accounts of $645 and $189 at January 31, 2007 and April 30, 2006, respectively)	19,866	29,607
Inventories (Note 2)	15,271	23,319
Prepaid expenses and other current assets (Note 7)	4,824	8,084

Total current assets	52,553	72,925

Restricted cash (Note 7)	1,800	3,320
Property, plant and equipment, net (Note 3)	80,708	93,831
Deferred charges, net	5,622	7,115
Other non-current assets (Note 7)	5,057	4,270

Total assets	145,740	181,461

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank facilities (Note 10)	2,533	—
Accounts payable	24,279	38,249
Accrued liabilities and other payable (Note 1)	27,138	23,698
Amount due to QPL (Note 4)	2,754	5,826
Current portion of capital lease obligations (Note 7)	1,807	2,051

Total current liabilities	58,511	69,824
Accounts payable, net of current portion	—	1,830
Purchase money loan	7,736	6,382
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 7)	1,216	2,539

Total liabilities	217,463	230,575

Series A redeemable convertible preferred shares	5,404	4,143
Commitments and contingencies (Note 8)
Shareholders’ deficit:
Common stock ($0.01 par value)	7,031	6,899
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	246,325	246,353
Deferred stock-based compensation	—	(63)
Accumulated deficit	(330,206)	(306,152)
Accumulated other comprehensive loss	(206)	(223)

Total shareholders’ deficit	(77,127)	(53,257)

Total liabilities and shareholders’ deficit	145,740	181,461

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2007 AND 2006

(In thousands, except per share data)

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
	$’000	$’000	$’000	$’000

Net sales	41,546	48,243	128,868	132,790
Cost of sales (Notes 2 and 4)	37,674	43,622	116,528	123,281

Gross profit	3,872	4,621	12,340	9,509

Operating expenses:
Selling, general and administrative	5,584	7,286	16,271	20,870
Research and development	507	919	1,743	3,211
Reorganization expenses (Note 5)	763	656	1,791	1,975
Facilities and relocation charges (Note 6)	405	—	2,958	—

Total operating expenses	7,259	8,861	22,763	26,056

Loss from operations	(3,387)	(4,240)	(10,423)	(16,547)
Other income, net	564	2,423	1,040	3,002
Interest expense:
-amortization of deferred charges	(826)	(529)	(2,847)	(1,033)
-third parties	(3,997)	(3,540)	(11,824)	(10,737)

Loss before income taxes	(7,646)	(5,886)	(24,054)	(25,315)
Income tax expense	—	19	—	9

Net loss	(7,646)	(5,867)	(24,054)	(25,306)
Other comprehensive loss:
Foreign currency translation	8	14	17	(6)

Comprehensive loss	(7,638)	(5,853)	(24,037)	(25,312)
Net loss applicable to common stockholders:
Net loss	(7,646)	(5,867)	(24,054)	(25,306)
Preferred shares:
-Cumulative preferred share dividends	(502)	(487)	(1,493)	(487)
-Accretion of preferred shares	(319)	(242)	(893)	(242)

Net loss applicable to common stockholders	(8,467)	(6,596)	(26,440)	(26,035)

Net loss per ADS:
Basic and diluted net loss per ADS	$(0.18)	$(0.15)	$(0.58)	$(0.58)

Basic and diluted weighted average number of ADS outstanding	46,382,458	45,266,597	45,934,113	45,253,542

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$(0.01)	$(0.01)	$(0.04)	$(0.04)

Basic and diluted weighted average number of ordinary shares outstanding	695,736,872	678,998,960	689,011,691	678,803,130

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31, 2007

(In thousands)

(Unaudited)

	Common Stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Accumulated other comprehensive (loss) income	Total
	Share	Amount
		$’000	$’000	$’000	$’000	$’000	$’000
Balance as of May 1, 2006 (audited)	682,807	6,828	246,353	(63)	(306,152)	(223)	(53,257)
Net loss for the period	—	—	—	—	(24,054)	—	(24,054)
Translation adjustment	—	—	—	—	—	17	17
Exercise of stock options	2,140	21	197	—	—	—	218
Stock-based compensation expenses	—	—	719	—	—	—	719
Reversal of deferred stock-based compensation	—	—	(63)	63	—	—	—
Amortization of the accretion of preferred shares	—	—	(893)	—	—	—	(893)
Fair value of the beneficial conversion features	—	—	95	—	—	—	95
Issuance of warrants	—	—	28	—	—	—	28
Preferred shares dividend	11,118	111	(111)	—	—	—	—

Balance as of January 31, 2007 (unaudited)	696,065	6,960	246,325	—	(330,206)	(206)	(77,127)

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2007 AND 2006

(In thousands)

(Unaudited)

	Three months ended		Nine months ended
	January 31 2007	January 31 2006	January 31 2007	January 31 2006
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(7,646)	(5,867)	(24,054)	(25,306)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,793	6,839	17,620	20,343
Deferred charges	826	529	2,847	1,033
Gain on disposal of property, plant and equipment	(4)	—	—	(1)
Amortization (reversal) of stock-based compensation	178	(79)	719	(163)
Changes in operating assets and liabilities:
Accounts receivable, net	3,797	(842)	9,741	(5,189)
Inventories	3,090	(3,847)	7,965	(4,459)
Prepaid expenses and other current assets	(705)	2,033	3,260	(1,278)
Other non-current assets	(50)	(1,540)	(787)	732
Account payable	(3,100)	(31)	(6,033)	5,567
Accrued liabilities and other payable	3,107	(5,426)	3,440	(5,197)
Amount due to QPL	563	4,592	(3,072)	9,887

Net cash provided by (used in) operating activities	5,849	(3,639)	11,646	(4,031)

Investing activities:
Proceeds from disposal of property, plant and equipment	35	—	35	2
Acquisition of property, plant and equipment	(3,395)	(9,656)	(14,215)	(19,697)

Net cash used in investing activities	(3,360)	(9,656)	(14,180)	(19,695)

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	—	7,500
Proceed from purchase money loan	—	9,150	—	9,150
Payment of financing costs	—	(106)	—	(1,667)
Repayment of short-term bank loan	—	—	—	(4,227)
Proceeds from draw down of new loan	—	—	2,533	—
Repayment of capital lease obligations	(385)	(391)	(1,567)	(804)
Proceeds from stock options exercised	218	15	218	61
Proceeds from rights offering	—	—	490	—

Net cash (used in) provided by financing activities	(167)	8,668	1,674	10,013

Net increase (decrease) in cash and cash equivalents	2,322	(4,627)	(860)	(13,713)
Cash and cash equivalents at beginning of period	8,742	23,611	11,915	32,717
Effects of foreign exchange rates change	8	14	17	(6)

Cash and cash equivalents at end of period	11,072	18,998	11,072	18,998

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	47	7,018	7,197	14,146
Income taxes	—	15	—	639

Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable
Convertible Preferred Shares	—	—	—	7,500

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company” or “ASAT Holdings”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2006 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2006. The financial statements for the three months and nine months ended January 31, 2007 and 2006 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company has experienced recurring net losses of $16.7 million, $60.4 million, $42.4 million, $7.6 million and $24.1 million for the years ended April 30, 2004, 2005, 2006 and for the three months and nine months ended January 31, 2007, respectively. As of April 30, 2006 and January 31, 2007, the Company had net liabilities of $49.1 million and $71.7 million, respectively, and an accumulated deficit of $306.2 million and $330.2 million, respectively. In response to current financial conditions, the Company has explored various means of obtaining additional financing, and on May 1, 2006, the Company entered into a financing agreement, as amended from time to time, with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006 and is included in accrued liabilities and other payable in the Company’s Condensed Consolidated Balance Sheet as of January 31, 2007. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is being repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, and to the extent the maximum amount exceeds the receivables from the Company’s sales to the customer in a given month, the difference shall be paid by the Company in cash. As of January 31, 2007, the outstanding balance on this customer financing was $5.5 million. In September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of the Company, obtained a revolving credit facility for $3.75 million with a term of one year, renewable after one year. On October 8, 2006, the Company drew down $2.5 million of this revolving credit facility, which amount remains drawn as of the date of this report, and has $1.25 million remaining available. The Company is in the process of seeking additional financing to facilitate its working capital needs. There is no assurance that such financing will be obtained. If such financing is not obtained for any reason, the Company may not be able to continue as a going concern. The financial statements have been prepared on a going concern basis notwithstanding the fact that the outcome of the external financing may affect the Company’s ability to operate as a going concern. Management believes that there are sufficient financial resources to meet the cash requirements of the Company after taking into account of the positive contribution resulting from reduction in overhead from the completed termination of the Company’s Hong Kong manufacturing operations, the Company’s ongoing qualification process with its customers at the Company’s manufacturing facilities in Dongguan, China, the refinement of the Company’s manufacturing processes in Dongguan, China, which provides a more cost-effective manufacturing base and better access to the high-growth semiconductor market in China, and cash flow from operations and additional financing that may be obtained from time-to-time, including additional financing for working capital needs.

Stock-Based Compensation

Prior to May 1, 2006, the Company accounted for share-based compensation awarded to employees and directors in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the excess, if any, of the quoted market price of the Company’s stock over the amount an employee is required to pay to acquire the stock, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share- Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three and nine months ended January 31, 2007 reflect the impact of SFAS No.123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123 (R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 9 below for further details.

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	January 31, 2007	April 30, 2006
	$’000	$’000
	(Unaudited)
Raw materials	13,188	19,315
Work-in-progress	1,926	2,581
Finished goods	157	1,423

Total	15,271	23,319

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. There were non-cash write-offs of specific inventories of $217 thousand and $112 thousand for the three months ended January 31, 2007 and 2006, respectively. During the nine months ended January 31, 2007 and 2006, the non-cash write-offs of specific inventories amounted to $255 thousand and $507 thousand, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included equipment leased under capital leases with a cost, after impairment charges incurred in prior years, of $5.3 million less accumulated depreciation of $2.5 million and $1.5 million as of January 31, 2007 and April 30, 2006, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

4.	RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2007, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.4% and 42.4% of the Company’s ordinary shares as of January 31, 2007 and April 30, 2006, respectively. The Company purchased raw materials from QPL amounting to $2.7 million and $6.7 million for the three months ended January 31, 2007 and 2006, respectively, and $8.3 million and $17.3 million for the nine months ended January 31, 2007 and 2006, respectively.

The amounts due to QPL for the purchase of raw materials of $2.8 million and $5.8 million as of January 31, 2007 and April 30, 2006, respectively, were unsecured and interest-free.

5.	REORGANIZATION EXPENSES

For the three months and nine months ended January 31, 2007, the Company incurred approximately $763 thousand and $1.8 million in reorganization expenses, mostly as a result of the lay-off of approximately 40 and 188 employees, respectively, primarily in the Company’s Hong Kong operations, as part of the Company’s transition of all of its manufacturing operations to Dongguan, China. The Company also terminated the services of approximately 170 and 370 employees, primarily in the Hong Kong manufacturing operations, in the three months and nine months ended January 31, 2006. The aggregate amount of the reorganization expenses charged to the statements of operations amounted to $656 thousand and $2.0 million in the three months and nine months ended January 31, 2006.

6.	FACILITIES AND RELOCATION CHARGES

For the three months and nine months ended January 31, 2007, the Company incurred approximately $405 thousand and $3 million, respectively, in facilities and relocation charges in connection with the transfer of its assembly and test operations from Hong Kong to Dongguan, China. No facilities and relocation charges were incurred for the three months and nine months ended January 31, 2006.

7.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital lease obligations as of January 31, 2007 are as follows:

	Equipment	Motor vehicle	Total
	$’000	$’000	$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Fiscal year ending April 30:
2007 (the remainder of fiscal year)	467	3	470
2008	1,844	15	1,859
2009	730	15	745
2010	—	15	15
2011	—	3	3

Total minimum lease payments	3,041	51	3,092
Less: Amounts representing interest	63	6	69

Present value of minimum payments	2,978	45	3,023
Current portion	1,794	13	1,807

Non-current portion	1,184	32	1,216

Equipment

During the fiscal year ended April 30, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which is being deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

At the inception of the lease, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. As of January 31, 2007 and April 30, 2006, the amount of this deposit classified as other non-current assets in consolidated balance sheets is $1.2 million and $1.6 million, respectively.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the obligations of the purchaser-lessor under the $5.0 million term loan facility. The Company believes that this guarantee (the “Guarantee”) has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair value upon its inception. Nonetheless, the fair value of the Guarantee is considered to be insignificant given the risk of loss on such Guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on the inception date.

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the Guarantee obligations. In consideration thereof, the Lender released the Company and one of its subsidiaries from the Guarantee. The Lender will return the deposit to the Company upon repayment of the term loan facility by the purchaser-lessor. The deposit is classified as restricted cash in the consolidated balance sheets as of January 31, 2007 and April 30, 2006. On February 12, 2007, an agreement has been reached between the Company and the Lender to return $1.5 million of the $3.3 million deposit and as such $1.5 million of the restricted cash has been classified from non-current asset to current asset.

Motor vehicle

The Company is leasing a motor vehicle. This lease is classified as a finance lease and has a remaining lease term of 3.4 years, as of January 31, 2007.

8.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of January 31, 2007 and April 30, 2006, the Company had contracted for capital expenditures on property, plant and equipment of $1.9 million and $2.9 million, respectively.

Operating leases

The Company leases certain land, buildings and equipment and machinery under operating lease agreements expiring at various times through July 2020. The Company negotiated an early termination of the lease of its Hong Kong office and manufacturing facility, with the expiration date changed from March 2007 to August 2006. A new lease for the Hong Kong office space was entered into in August 2006 and effective on September 1, 2006 under a one-year term expiring on August 31, 2007, with an option to extend for an additional year. The Company also has a lease of a Hong Kong manufacturing facility that expired in February 2007.

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002, under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory buildings. The Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay a monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month starting from the seventh year of the lease term.

Future minimum lease payments under operating leases as of January 31, 2007 are as follows:

$’000 (Unaudited)
Fiscal year ending April 30:
2007 (the remainder of fiscal year)	1,265
2008	4,747
2009	4,560
2010	3,324
Thereafter	17,267

Total	31,163

Contingent liability

Hong Kong tax exposure. On December 8, 2006, ASAT Limited, a subsidiary of the Company, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong Profits Tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for Profits Tax purposes in order to assess whether the related borrowings were used towards revenue-generating activities. The assessment requires ASAT Limited to pay HK$18.8 million (approximately US$2.4 million) by January 12, 2007. On December 29, 2006, ASAT Limited filed an objection to the HKIRD for the full amount. On January 29, 2007, ASAT Limited filed a request to the HKIRD to reconsider its holdover claim and on January 30, 2007, the HKIRD had offered ASAT Limited an unconditional holdover, on 50% of the total tax in dispute (approximately HK$9.4 million or US$1.2 million). Although the case is not yet concluded and ASAT Limited is still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities and therefore, the consequential interest expenses will be deductible for tax purposes, HKIRD had requested ASAT Limited to make payment for the remaining 50% of the total tax in dispute. On January 31, 2007, ASAT Limited filed a proposal to HKIRD for installment payments for the remaining HK$9.4 million (approximately US$1.2 million) tax in dispute and the proposal was accepted on March 27, 2007. As of the date of this report, ASAT Limited has made installment payments of approximately HK$0.8 million (approximately US$0.1 million) to the HKIRD. ASAT Limited is still in the process of gathering information to address the queries raised by the HKIRD. The result of the final tax liability, if any, will depend upon the quality of the evidence that ASAT Limited can provide. If the HKIRD accepts the evidence provided, the installment payments made shall be refunded. The Company has assessed this tax exposure under SFAS 5 criteria and determined that the loss contingency is reasonably possible, but not probable. Therefore, no tax provision has been made as of January 31, 2007.

9.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at its discretion, invite any key officers, employees, consultants and non-employee directors of the Company to subscribe for its ordinary shares, up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors determines which individuals will be granted options, the number of ordinary shares subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate.

Prior to May 1, 2006, the Company provided the disclosures required under APB No. 25 and SFAS No. 123. APB No. 25 accounted for stock-based compensation awarded to employees using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts for the period as follows:

	(Unaudited) Three Months Ended January 31, 2006	(Unaudited) Nine Months Ended January 31, 2006
	$’000	$’000
Net loss
Net loss, as reported	(6,596)	(26,035)
Add: stock-based employee compensation reversal as included in the reported net loss, net of tax effect	(79)	(163)
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(305)	(1,003)
Net loss, pro forma	(6,980)	(27,201)

Net loss per ordinary share (dollars per share):
-Basic	(0.01)	(0.04)
-Diluted	(0.01)	(0.04)

Pro forma net loss per ordinary share (dollars per share):
-Basic	(0.01)	(0.04)
-Diluted	(0.01)	(0.04)

Effective May 1, 2006, the Company adopted SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months and nine months ended January 31, 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for SFAS No. 123(R) pro forma disclosures.

SFAS No. 123(R) requires that the deferred stock-based compensation on the Condensed Consolidated Balance Sheet on the date of adoption be netted against additional paid-in capital. As of April 30, 2006, there was a balance of $63 thousand of deferred stock-based compensation that was netted against additional paid-in capital on May 1, 2006.

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the three months ended January 31, 2007 and 2006 are as follows:

	Three Months Ended January 31, 2007	Three Months Ended January 31, 2006
Risk-free interest rates	4.64%	4.45%
Expected life (in years)	4.00	4.00
Expected stock volatility	98.16%	101.00%
Expected dividend yield	0.00%	0.00%

Expected life represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected stock volatilities are based on historical volatilities of the Company’s stock price. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

Changes in subjective input assumptions can materially affect the fair value estimate. In the opinion of the Company’s management, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

Total stock-based compensation recognized in selling, general and administrative expenses on the Company’s Condensed Consolidated Statements of Operations for the three months and nine months ended January 31, 2007 was $178 thousand and

$719 thousand, respectively.

Stock option activity related to the Company’s stock options for the nine months ended January 31, 2007 is summarized as follows (stated in American Depositary Share, or ADS, equivalents based on fifteen ordinary shares per ADS:

			(Unaudited) Outstanding Options
	Number of ADS Options	Weighted Average Exercise Price per ADS	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at April 30, 2006	2,809,349	$4.92
Granted	79,793	$1.65
Cancelled	(214,831)	$3.60
Exercised	(166)	$1.26

Outstanding at July 31, 2006	2,674,145	$4.92	7.81	$28,150

Granted	160,416	$1.17
Cancelled	(532,109)	$5.25
Exercised	—	—

Outstanding at October 31, 2006	2,302,452	$4.59	7.71	$40,748

Granted	181,665	$2.07
Cancelled	(383,150)	$8.84
Exercised	(142,500)	$1.53

Outstanding at January 31, 2007	1,958,467	$3.73	7.72	$86,290

ADS options vested and exercisable at January 31, 2007	1,196,733	$4.57	6.80	$21,350

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs that were in-the-money at January 31, 2007. During the three months and nine months ended January 31, 2007, the aggregate intrinsic value of options exercised was $94,240 and $94,565, respectively, determined as of the date of option exercise. During the three months and nine moths ended January 31, 2006, the aggregate intrinsic value of options exercised was $11,559 and $60,624, respectively.

The weighted average grant-date fair value of options granted in the three months and nine months ended January 31, 2007 was

$1.46 and $1.12, respectively. For the three months and nine months ended January 31, 2006, the weighted average grant-date fair value of options granted was $1.36 and $1.35 respectively.

The following table presents a summary of the status of the Company’s nonvested stock options as of April 30, 2006, and changes during the nine months ended January 31, 2007 (stated in ADS equivalents based on fifteen ordinary shares per ADS):

		(Unaudited)
	Number of ADS options	Weighted-average fair value per ADS at grant date
Unvested at April 30, 2006	1,019,813	$2.31
Granted	79,793	$1.08
Vested	(30,002)	$1.56
Forfeited	(214,831)	$2.22

Nonvested at July 31, 2006	854,773	$2.25

Granted	160,416	$0.75
Vested	(301,285)	$3.78
Forfeited	(14,533)	$3.12

Nonvested at October 31, 2006	699,371	$1.71

Granted	181,665	$1.46
Vested	(102,604)	$4.93
Forfeited	(16,698)	$5.38

Nonvested at January 31, 2007	761,734	$1.63

As of January 31, 2007, there was approximately $1.2 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average period of 2.8 years.

The options generally vest over four years and expire ten years from the date of grant or within three months of termination of employment.

10.	SHORT-TERM BANK LOAN

In September 2006, ASAT China obtained a revolving credit facility for $3.75 million from a Chinese bank against which certain equipment of ASAT China was pledged. On October 8, 2006, ASAT China drew down $2.5 million of this revolving credit facility, which amount remains drawn as of January 31, 2007. The loan bears interest of 6.12% per annum payable on a monthly basis and has a maturity date of September 26, 2007.

11.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company, issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, the Company and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are classified as “restricted subsidiaries” under the Indenture have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan, other than the laws of the People’s Republic of China applicable to ASAT China.

The condensed consolidated financial statements are presented below and should be read in connection with the Consolidated Financial Statements of the Company. The subsidiary guarantors for the 9.25% senior notes are ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of January 31, 2007 and April 30, 2006 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months and nine months ended January 31, 2007 and 2006 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	229	—	10,843	—	—	11,072
Current portion of restricted cash	—	—	1,520	—	—	1,520
Accounts receivable, net	—	—	19,866	—	—	19,866
Inventories	—	—	13,402	1,869	—	15,271
Prepaid expenses and other current assets	97	—	3,125	1,602	—	4,824

Total current assets	326	—	48,756	3,471	—	52,553

Restricted cash	—	—	1,800	—	—	1,800
Property, plant and equipment, net	—	—	76,569	4,139	—	80,708
Investment in and advance to consolidated entities	248,048	152,912	339,883	537	(741,380)	—
Deferred charges and other non-current assets	1,597	4,025	5,057	—	—	10,679

Total assets	249,971	156,937	472,065	8,147	(741,380)	145,740

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	701,744	1,412	(703,156)	—
Other current liabilities	1,713	6,937	42,950	6,911	—	58,511

Total current liabilities	1,713	6,937	744,694	8,323	(703,156)	58,511
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	7,736	—	1,216	—	—	8,952

Total liabilities	9,449	156,937	745,910	8,323	(703,156)	217,463
Series A redeemable convertible preferred shares	5,404	—	—	—	—	5,404
Shareholders’ equity (deficit):
Common stock	7,031	—	7,271	10,723	(17,994)	7,031
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,955	—	15,600	—	(230)	246,325
Accumulated other comprehensive loss	—	—	—	(206)	—	(206)
Accumulated deficit	(2,797)	—	(296,716)	(10,693)	(20,000)	(330,206)

Total shareholders’ equity (deficit)	235,118	—	(273,845)	(176)	(38,224)	(77,127)

Total liabilities and shareholders’ equity (deficit)	249,971	156,937	472,065	8,147	(741,380)	145,740

Condensed Consolidated Balance Sheet as of April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	93	—	8,901	2,921	—	11,915
Accounts receivable, net	—	—	29,607	—	—	29,607
Inventories	—	—	21,720	1,599	—	23,319
Prepaid expenses and other current assets	106	—	7,707	271	—	8,084

Total current assets	199	—	67,935	4,791	—	72,925
Restricted cash	—	—	3,320	—	—	3,320
Property, plant and equipment, net	—	—	93,614	217	—	93,831
Investment in and advance to consolidated entities	247,675	148,689	240,888	5,227	(642,479)	—
Deferred charges and other non-current assets	2,335	4,780	4,270	—	—	11,385

Total assets	250,209	153,469	410,027	10,235	(642,479)	181,461

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	604,726	(469)	(604,257)	—
Other current liabilities	432	3,469	63,288	2,635	—	69,824

Total current liabilities	432	3,469	668,014	2,166	(604,257)	69,824
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	6,382	—	4,369	—	—	10,751

Total liabilities	6,814	153,469	672,383	2,166	(604,257)	230,575

Series A Redeemable Convertible Preferred Shares	4,143	—	—	—	—	4,143
Shareholders’ equity (deficit):
Common stock	6,899	—	141	10,723	(10,864)	6,899
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,983	—	22,728	—	(7,358)	246,353
Deferred stock-based compensation	(63)	—	—	—	—	(63)
Accumulated other comprehensive loss	—	—	—	(223)	—	(223)
Retained earnings (Accumulated deficit)	1,504	—	(285,225)	(2,431)	(20,000)	(306,152)

Total shareholders’ equity (deficit)	239,252	—	(262,356)	8,069	(38,222)	(53,257)

Total liabilities and shareholders’ equity (deficit)	250,209	153,469	410,027	10,235	(642,479)	181,461

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	112,101	38,207	(108,762)	41,546
Cost of sales	55	—	114,275	42,538	(119,194)	37,674

Gross profit	(55)	—	(2,174)	(4,331)	10,432	3,872
Operating expenses
Selling, general and administrative	361	—	5,292	735	(804)	5,584
Research and development	—	—	507	—	—	507
Reorganization expenses	—	—	61	702	—	763
Facilities and relocation charges	—	—	360	45	—	405

Total operating expenses	361	—	6,220	1,482	(804)	7,259

(Loss) Profit from operations	(416)	—	(8,394)	(5,813)	11,236	(3,387)
Other income (expenses), net	1	3,721	12,780	1,174	(17,112)	564
Interest expense:
Amortization of deferred charges	(481)	(251)	(346)	—	252	(826)
Third parties	(455)	(3,470)	(3,469)	(2,227)	5,624	(3,997)

(Loss) Profit before income taxes	(1,351)	—	571	(6,866)	—	(7,646)
Income tax expense	—	—	—	—	—	—

Net (loss) profit	(1,351)	—	571	(6,866)	—	(7,646)
Other comprehensive loss:
Foreign currency translation	—	—	—	8	—	8

Comprehensive (loss) profit	(1,351)	—	571	(6,858)	—	(7,638)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	338,551	110,837	(320,520)	128,868
Cost of sales	55	—	344,165	111,018	(338,710)	116,528

Gross profit	(55)	—	(5,614)	(181)	18,190	12,340
Operating expenses
Selling, general and administrative	1,232	—	15,355	1,981	(2,297)	16,271
Research and development	—	—	1,743	—	—	1,743
Reorganization expenses	—	—	939	852	—	1,791
Facilities and relocation charges	—	—	1,640	1,318	—	2,958

Total operating expenses	1,232	—	19,677	4,151	(2,297)	22,763

(Loss) Profit from operations	(1,287)	—	(25,291)	(4,332)	20,487	(10,423)
Other income (expenses), net	1	11,162	25,279	1,947	(37,349)	1,040
Interest expense:
Amortization of deferred charges	(1,810)	(502)	(1,038)	—	503	(2,847)
Third parties	(1,205)	(10,660)	(10,442)	(5,876)	16,359	(11,824)

Loss before income taxes	(4,301)	—	(11,492)	(8,261)	—	(24,054)
Income tax expense	—	—	—	—	—	—

Net loss	(4,301)	—	(11,492)	(8,261)	—	(24,054)
Other comprehensive loss:
Foreign currency translation	—	—	4	13	—	17

Comprehensive loss	(4,301)	—	(11,488)	(8,248)	—	(24,037)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended

January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	81,943	—	(33,700)	48,243
Cost of sales	—	—	78,101	533	(35,012)	43,622

Gross profit	—	—	3,842	(533)	1,312	4,621
Operating expenses
Selling, general and administrative	143	—	6,894	1,092	(843)	7,286
Research and development	—	—	919	—	—	919
Reorganization expenses	—	—	636	20	—	656

Total operating expenses	143	—	8,449	1,112	(843)	8,861

(Loss) Profit from operations	(143)	—	(4,607)	(1,645)	2,155	(4,240)
Other income (expenses), net	—	3,720	1,753	606	(3,656)	2,423
Interest expense:
Amortization of deferred charges	(173)	(252)	(356)	—	252	(529)
Third parties	—	(3,468)	(3,670)	—	3,598	(3,540)

Loss before income taxes	(316)	—	(6,880)	(1,039)	2,349	(5,886)
Income tax expense	—	—	23	(4)	—	19

Net loss	(316)	—	(6,857)	(1,043)	2,349	(5,867)
Other comprehensive loss:
Foreign currency translation	—	—	—	14	—	14

Comprehensive loss	(316)	—	(6,857)	(1,029)	2,349	(5,853)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	219,224	—	(86,434)	132,790
Cost of sales	—	—	213,094	533	(90,346)	123,281

Gross profit	—	—	6,130	(533)	3,912	9,509
Operating expenses
Selling, general and administrative	329	—	19,778	3,256	(2,493)	20,870
Research and development	—	—	3,211	—	—	3,211
Reorganization expenses	—	—	1,911	64	—	1,975

Total operating expenses	329	—	24,900	3,320	(2,493)	26,056

(Loss) Profit from operations	(329)	—	(18,770)	(3,853)	6,405	(16,547)
Other income (expenses), net	—	11,161	5,494	1,694	(15,347)	3,002
Interest expense:
Amortization of deferred charges	(173)	(756)	(860)	—	756	(1,033)
Third parties	—	(10,405)	(10,771)	(96)	10,535	(10,737)

Loss before income taxes	(502)	—	(24,907)	(2,255)	2,349	(25,315)
Income tax expense	—	—	23	(14)	—	9

Net loss	(502)	—	(24,884)	(2,269)	2,349	(25,306)
Other comprehensive loss:
Foreign currency translation	—	—	—	(6)	—	(6)

Comprehensive loss	(502)	—	(24,884)	(2,275)	2,349	(25,312)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(62)	3,721	(6,332)	8,522	—	5,849

Net cash provided by (used in) investing activities	63	—	(2,712)	(648)	(63)	(3,360)

Net cash provided by (used in) financing activities	219	(3,721)	12,399	(9,127)	63	(167)

Net increase (decrease) in cash and cash equivalents	220	—	3,355	(1,253)	—	2,322
Cash and cash equivalents at beginning of period	9	—	7,488	1,245	—	8,742
Effects of foreign exchange rates change	—	—	—	8	—	8

Cash and cash equivalents at end of period	229	—	10,843	—	—	11,072

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(199)	4,223	13,781	(6,159)	—	11,646

Net cash (used in) provided by investing activities	(375)	—	(8,297)	(5,884)	376	(14,180)

Net cash provided by (used in) financing activities	709	(4,223)	(3,542)	9,106	(376)	1,674

Net increase (decrease) in cash and cash equivalents	135	—	1,942	(2,937)	—	(860)
Cash and cash equivalents at beginning of period	94	—	8,901	2,920	—	11,915
Effects of foreign exchange rates change	—	—	—	17	—	17

Cash and cash equivalents at end of period	229	—	10,843	—	—	11,072

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(231)	(3,216)	929	(1,121)	—	(3,639)

Net cash (used in) provided by investing activities	(8,824)	—	(9,651)	(5)	8,824	(9,656)

Net cash provided by (used in) financing activities	9,059	3,216	8,182	(2,965)	(8,824)	8,668

Net increase (decrease) in cash and cash equivalents	4	—	(540)	(4,091)	—	(4,627)
Cash and cash equivalents at beginning of period	33	—	16,961	6,617	—	23,611
Effects of foreign exchange rates change	—	—	—	14	—	14

Cash and cash equivalents at end of period	37	—	16,421	2,540	—	18,998

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	424	(2,714)	451	(2,192)	—	(4,031)

Net cash (used in) provided by investing activities	(15,607)	—	(19,690)	(5)	15,607	(19,695)

Net cash provided by (used in) financing activities	15,044	2,714	7,995	(133)	(15,607)	10,013

Net decrease in cash and cash equivalents	(139)	—	(11,244)	(2,330)	—	(13,713)
Cash and cash equivalents at beginning of period	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	(6)	—	(6)

Cash and cash equivalents at end of period	37	—	16,421	2,540	—	18,998

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended January 31, 2007 and 2006

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this report, which contain additional information helpful in evaluating our operating results and financial condition.

Effective at the close of business on December 22, 2006, we effected an adjustment to our ADS to ordinary share ratio from a ratio of one ADS for every five ordinary shares to a ratio of one ADS for every fifteen ordinary shares. All ADS and per ADS amounts contained in this report have been restated to reflect the adjustment to our ADS ratio.

Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, and the inventor of TAPPTM as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from both our Milpitas, California and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network, we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. For the three months ended January 31, 2007, we shipped products to over 70 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended January 31, 2007 were Broadcom Corporation, IDT and Samsung Electronics Co., Ltd. These customers accounted for 70% of our total net sales for the three months ended January 31, 2007.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we moved all of our Hong Kong manufacturing operations to China in order to reduce our costs and to provide better access to the high-growth semiconductor market in China. We completed the transfer of all of our equipment to Dongguan, China and are in the process of finishing the qualification process with our customers for our products during the nine months ended January 31, 2007. We are committed to continuing to reduce our costs while ensuring full operation of our assembly and test facilities in Dongguan, China.

We conducted this move to Dongguan, China in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City, Guangdong, China. In August 2003, our modern Phase I 180,000 square foot facility (the “Phase I facility”) was completed by Changshi to our specifications. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility (the “Phase II facility”) immediately adjacent to our Phase I facility. The Phase II facility lease also involves Changshi’s subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II facility was completed during the second quarter of fiscal 2006. During the nine months ended January 31, 2007, our Hong Kong assembly and test operations were shut down, all of our assembly and test operations were transferred to Dongguan, China and the installation of our equipment was completed. Both of our Dongguan, China facilities are now fully operational. Net sales generated from our Dongguan, China facilities increased to approximately 100% of our total sales for the three months ended January 31, 2007.

Our efforts to drive revenue growth have not materialized as quickly as we would like. While our transition to China has gone well, there were some customers that took a cautious approach during the move. We have focused our effort to increase their level of business to pre-move levels over the span of calendar year 2007. In addition, the seasonality impacting our industry is having an impact on our top line growth.

Strategy

Our overall business strategy has remained unchanged, which strategy is to grow our market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

1.	To increase our competency to gain market share by achieving higher levels of customer satisfaction

This effort involves increasing our applications engineering function and participating in the new product introductions. During the third quarter of our fiscal year 2007, our design has increased over the second quarter of our fiscal 2007 year and we believe this improvement will continue over the course of the calendar year.

In addition, we are working to re-establish the business relationships with some of our former customers. During the third quarter of fiscal 2007, we were qualified with a former customer and expect this customer to place orders with the Company. Additionally, we expect that the equipment we have in place, and selected equipment that we will purchase to expand our capabilities, will provide us with sufficient capabilities to meet our expected customer requirements.

2.	Creating strategic customer teams to focus our resources on strategic accounts

We are focusing on increasing sales to our strategic customers who have the ability to add more business to existing product lines where we are already qualified. We have additional manufacturing capacity readily available to support increased business.

3.	New product development

We are also focusing on new product development, which we believe has traditionally been a strength of the Company. For example, we are developing a thinner package technology, what we call our Thin LPCC. We believe this technology will be in high demand as it will be used in the newest generation of consumer and portable devices.

4.	Continuing to reduce our cost structure and increase our working capital

Over the last six months, we have emphasized focusing resources to expand our core competencies, which revolved mainly around quicker response time to meet customer requirements and introduced new products. In particular, our faster response times are the result of the leaner organization structure and a more responsive, state-of-the-art facility that allows us to turn around orders rapidly. Our manufacturing output in Dongguan continues to improve, resulting in better cycle times and yields. We believe that these operating metrics are attractive to both current and potential customers, and we believe our better performance in these two areas is leading to new business opportunities and to increase our competitiveness to gain market share.

Industry Demand

The semiconductor industry has been highly cyclical and, beginning in the fourth quarter of calendar year 2000, experienced a sudden and severe downturn. After a prolonged downturn, we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 which accelerated in calendar year 2003 and continued through the first quarter of calendar year 2004. However, in the July 2004 quarter, the semiconductor industry experienced another downturn, and our net sales on a quarterly basis decreased from that time through our July 2005 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery, but we failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, which was completed during our July 2006 quarter. Net sales in our fiscal year ended April 30, 2006 were up slightly on a quarter over quarter basis. Net sales in the January 2007 quarter increased by 1% and decreased by 14% as compared with the October 2006 quarter and January 2006 quarter, respectively. The decrease in our net sales can be attributed to a variety of factors, including: the short-term nature of our customers’ commitments, the inadequacy of die-loading forecast, a significant shift in our product mix and related price pressure within the semiconductor industry. Customers in the wireless, general communications and the personal computers and computing segments typically have shorter and more volatile product life cycles leading to more rapid changes and a decrease in our customers’ visibility on market demand. Based on customer forecasts and current market trends, we believe that there may continue to be decreased demand for our assembly and test services as our customers still lack certainty in their forecasts and commitments for die-loading. We may also experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures and implement cost saving plans, both in operations and capital expenditures, in light of current and anticipated industry-wide conditions.

Due to a variety of factors, our operating results, particularly our quarterly operating results, are variable and difficult to predict. These factors include: general economic conditions in the semiconductor industry, our progress in ramping up the Dongguan, China facilities, the short-term nature of our customers’ commitments, capacity utilization, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or loss of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Risk Factors” below.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services. During the three months ended January 31, 2007, our sales of chipscale packages increased as a percentage of assembly sales as compared to the corresponding prior year period. Sales of chipscale packages increased as a result of the increased demand from the major customer during the period. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					(Unaudited) Three Months Ended January 31,
	2002	2003	2004	2005	2006	2006	2007
	(In percentages)
Chipscale packages (CSP) assembly services	12%	31%	40%	54%	63%	65%	77%
Non-CSP laminate packages assembly service	32	21	17	11	10	9	9
Non-CSP leadframe packages assembly service	51	38	32	24	20	20	11

Subtotal for assembly services	95	90	89	89	93	94	97
Test services	5	10	11	11	7	6	3

Total	100%	100%	100%	100%	100%	100%	100%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The United States Securities and Exchange Commission, or SEC, has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of basis of presentation, revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. The Company is in the process of seeking additional financing to facilitate its working capital needs. There is no assurance that such financing will be obtained. If such financing is not obtained for any reason, the Company may not be able to continue as a going concern. The financial statements have been prepared on a going concern basis not withstanding the fact that the outcome of the external financing may affect the Company’s ability to operate as a going concern. Management believes that there are sufficient financial resources to meet the cash requirements of the Company after taking into account of the positive contribution resulting from reduction in overhead from the completed termination of the Company’s Hong Kong manufacturing operations, the Company’s ongoing qualification process with its customers at the Company’s manufacturing facilities in Dongguan, China, the refinement of the Company’s manufacturing processes in Dongguan, China, which provides a more cost-effective manufacturing base and better access to the high-growth semiconductor market in China, and cash flow from operations and additional financing that may be obtained from time-to-time, including additional financing for working capital needs.

Revenue Recognition and Risk of Loss. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and our ability to collect is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value of inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of January 31, 2007 and April 30, 2006 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the financial statements.

New Accounting Standard

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2007		January 31, 2006		January 31, 2007		January 31, 2006
	($in thousands; % of net sales)				($in thousands; % of net sales)
Net sales	41,546	100.0%	48,243	100.0%	128,868	100.0%	132,790	100.0%
Cost of sales	37,674	90.7	43,622	90.4	116,528	90.4	123,281	92.8
Gross profit	3,872	9.3	4,621	9.6	12,340	9.6	9,509	7.2
Selling, general and administrative	5,584	13.5	7,286	15.1	16,271	12.6	20,870	15.7
Research and development	507	1.2	919	1.9	1,743	1.4	3,211	2.4
Reorganization expenses	763	1.8	656	1.4	1,791	1.4	1,975	1.5
Facilities and relocation charges	405	1.0	—	—	2,958	2.3	—	—
Total operating expenses	7,259	17.5	8,861	18.4	22,763	17.7	26,056	19.6
Loss from operations	(3,387)	(8.2)	(4,240)	(8.8)	(10,423)	(8.1)	(16,547)	(12.4)

Three Months and Nine Months Ended January 31, 2007 Compared to Three Months and Nine Months Ended January 31, 2006

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2007		January 31, 2006		January 31, 2007		January 31, 2006
	($ in thousands; % of net sales)				($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	31,872	76.7%	31,241	64.8%	93,215	72.3%	85,136	64.1%
Non-CSP laminate packages assembly services	3,913	9.4	4,543	9.4	12,603	9.8	12,275	9.2
Non-CSP leadframe packages assembly services	4,349	10.5	9,489	19.7	15,455	12.0	25,715	19.4

Subtotal for assembly services	40,134	96.6	45,273	93.9	121,273	94.1	123,126	92.7
Test services	1,412	3.4	2,970	6.1	7,595	5.9	9,664	7.3

Total net sales	41,546	100.0	48,243	100.0	128,868	100.0	132,790	100.0

Net sales decreased by 13.9% to $41.5 million for the three months ended January 31, 2007, as compared to $48.2 million for the three months ended January 31, 2006. Net sales for both assembly services and test services decreased period over period. Net sales decreased by 3.0% to $128.9 million for the nine months ended January 31, 2007, as compared to $132.8 million for the corresponding prior year period. The decrease was mainly attributable to the decrease in total sales by 13.9% to $41.5 million for the three months ended January 31, 2007 as compared to $48.2 million to the corresponding prior period.

Net sales for assembly services decreased by 11.4% to $40.1 million for the three months ended January 31, 2007, as compared to $45.3 million for the three months ended January 31, 2006. The decrease in net sales during the three months ended January 31, 2007 was mainly attributable to a decrease in unit sales volume by approximately 23.8% and was partially offset by the increase in average selling price, on a non-mix adjusted basis, by 15.4%. Net sales for assembly services accounted for 96.6% and 93.9% of the total net sales for the three months ended January 31, 2007 and 2006, respectively. Net sales from chipscale packages represented 79.4% of assembly sales for the three months ended January 31, 2007, as compared to 69.0% of assembly sales to the corresponding prior period. Unit sales volume for fpBGA product increased by 63.2% for the three months ended January 31, 2007, as compared with the three months ended January 31, 2006. fpBGA accounted for approximately 63.8% and 38.5% of the total assembly revenue for the three months ended January 31, 2007 and 2006, respectively.

Net sales for assembly services decreased by 1.5% to $121.3 million for the nine months ended January 31, 2007, as compared to $123.1 million for the nine months ended January 31, 2006. The decrease in net sales for assembly services during the nine months ended January 31, 2007 was mainly attributed by the decrease in unit sales volume by 16.7%, and was partially offset by the increase in average selling prices, on a non-mix adjusted basis by 18.3% as compared with the corresponding prior period. Net sales for assembly services accounted for approximately 94.1% and 92.7%, respectively, for the nine months ended January 31, 2007 and 2006. Net sales from chipscale packages represented 76.9% of assembly sales for the nine months ended January 31, 2007 as compared to 69.1% of assembly sales for the nine months ended January 31, 2006. Unit sales volume for fpBGA product increased by 47.7% for the nine months ended January 31, 2007, as compared with the nine months ended January 31, 2006. fpBGA accounted for approximately 56.4% and 39.6% of the total assembly revenue for the nine months ended January 31, 2007 and 2006, respectively.

Net sales from test services decreased by 52.5% to $1.4 million for the three months ended January 31, 2007, as compared to $3.0 million for the three months ended January 31, 2006. During the nine months ended January 31, 2007, net sales from test services also decreased by 21.4% from $9.7 million to $7.6 million, as compared to the corresponding prior year period. These decreases are primarily attributable to decreases in unit test volume as a result of excess capacity in the market for test services.

We continued to refine our manufacturing process and improve our sales mix during the three months ended January 31, 2007. The communications market remained our largest market segment, representing 62% and 55% of total revenue for the three months ended January 31, 2007 and 2006. The industrial, automotive and others markets accounted for approximately 22% and 24% of total revenue for the three months ended January 31, 2007 and 2006, respectively. The personal computers and computing market segments accounted for approximately 7% and 13% of total revenue for the three months ended January 31, 2007 and 2006, respectively. The consumer market accounted for 9% of total revenue for the three months ended January 31, 2007, as compared with 8% of total revenue in the corresponding prior year period.

Gross Profit

Gross profit for the three months ended January 31, 2007 was decreased slightly, as compared with the corresponding prior year period. We wrote off specific inventories of $217 thousand for the three months ended January 31, 2007, as compared with $112 thousand of inventory write-offs in the corresponding prior year period.

Gross profit for the nine months ended January 31, 2007 was $12.3 million, as compared to gross profit of $9.5 million in the corresponding prior period. Gross margin increased to 9.6% for the nine months ended January 31, 2007, as compared to 7.2% for the nine months ended January 31, 2006. This increase was attributable to excess capacity in the assembly and test industry during the nine months ended January 31, 2006 leading to the increase in average selling prices and significant shifts in the product mix during such period. Despite some redundancy in the number of our manufacturing employees, the completion of our transition from Hong Kong to Dongguan, China and our ongoing qualification process with our customers also contributed to the significant improvement in our gross margin in the nine months ended January 31, 2007, as compared with corresponding prior year period. We have focused on building our revenue base, improving our financial structure and further expanding operations in China in the next few quarters, which has positively impacted our gross margin in the nine months ended January 31, 2007 and we expect to continue to have a positive impact on our gross margins. We recorded $255 thousand in inventory write-offs for the nine months ended January 31, 2007, as compared to $507 thousand in inventory write-offs for the nine months ended January 31, 2006.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 23.4% to $5.6 million for the three months ended January 31, 2007, as compared to $7.3 million for the three months ended January 31, 2006, while net sales decreased by 13.9% in the same period. This decrease was attributable primarily to improved cost control measures. For the nine months ended January 31, 2007, selling, general and administrative expenses decreased by 22.0% to $16.3 million, as compared to $20.9 million for the nine months ended January 31, 2006. This decrease primarily resulted from the shut down of our Hong Kong manufacturing operations by the end of July 2006 and certain pre-operating expenses, including rental and utilities expenses incurred by the Dongguan, China manufacturing facility charged in the nine months ended January 31, 2006 which were no longer incurred in the current period.

Research and Development

Research and development expenses decreased by 44.8% to $0.5 million for the three months ended January 31, 2007, as compared to $0.9 million for the three months ended January 31, 2006. For the nine months ended January 31, 2007, research and development expenses decreased by 45.7% to $1.7 million, as compared to $3.2 million for the nine months ended January 31, 2006. The reduction of research and development expenses in the January 2007 quarter was a result of the improved cost structure of our manufacturing operations in Dongguan, China, and the completion of certain major projects and reduced investment in new projects.

Other Income, Net

Other income, net decreased from $2.4 million for the three months ended January 31, 2006 to $0.6 million for the three months ended January 2007, primarily due to a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., our business in France that was closed as part of our global restructuring in November 2001. The three-year statue of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A. expired during the third quarter of fiscal 2006.

Other income, net decreased from $3.0 million for the nine months ended January 31, 2006 to $1.0 million for the nine months ended January 31, 2007. The decrease was primarily due to the reversal of accrued write-off of ASAT S.A. as discussed above.

Reorganization Expenses

During the three months and nine months ended January 31, 2007, we incurred $0.8 million and $1.8 million reorganization expenses (pre-tax), respectively, consisting of severance payments in connection with a work force reduction of approximately 40 and 188 employees, respectively, as part of the move of our manufacturing operations to Dongguan, China and a corporate reorganization. During the three months and nine months ended January 31, 2006, reorganization expenses were $0.7 million and $2.0 million, respectively, which represented severance payments in connection with a work force reduction of approximately 370 employees.

Facilities and Relocation Charges

For the three months and nine months ended January 31, 2007, we incurred approximately $0.4 million and $3.0 million, respectively, in facilities and relocation charges in connection with the transfer of our assembly and test operations from Hong Kong to Dongguan, China. No facilities and relocation charges were incurred for the three months and nine moths ended January 31, 2006.

Interest Expense

Interest expense was $4.8 million for the three months ended January 31, 2007, as compared to $4.1 million for the three months ended January 31, 2006, representing a $0.7 million increase. Of the $4.8 million recorded for the January 2007 quarter, $3.5 million is attributable to interest on our 9.25% senior notes, while the remaining balance represented interest paid for capital lease obligations and a short-term bank loan, as well as the amortization of deferred charges relating to the issuance of our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, and our purchase money loan facility. Of the $4.1 million recorded in the three months ended January 31, 2006, $3.5 million is attributable to interest on our 9.25% senior notes, while the remaining balance mainly represented interest paid for capital lease obligations, and the amortization of deferred charges relating to the issuance of Series A Preferred Shares, and our purchase money loan facility. Interest expense for the nine months ended January 31, 2007 was $14.7 million, as compared to $11.8 million for the corresponding prior year period. This increase is attributable primarily to interest on a short-term bank loan, as well as the amortization of deferred charges relating to the issuance of our Series A Preferred Shares, and our purchase money loan facility.

Liquidity and Capital Resources

Cash flow. Cash and cash equivalents were $11.1 million as of January 31, 2007, as compared to $11.9 million as of April 30, 2006, representing a decrease of $0.8 million.

Cash provided by (used in) operating activities. For the nine months ended January 31, 2007, our net cash provided by operating activities was $11.6 million, as compared to net cash used in operating activities of $4.0 million for the nine months ended January 31, 2006. This increase in net cash provided by operating activities was primarily due to a decrease in net loss and an increase in net cash provided by changes in net operating assets and liabilities of $14.5 million. Net non-cash operating expenses included depreciation of property, plant and equipment and amortization of deferred charges, and an amortization of stock-based compensation. For the nine months ended January 31, 2006, cash used in operating activities was $4.0 million, attributable to a net loss of $25.3 million offset by $21.2 million in net non-cash operating expenses and net cash of $63.0 thousand provided by changes in net operating assets and liabilities. Net non-cash operating expenses in the nine months ended January 31, 2006 included depreciation of property, plant and equipment, amortization of deferred charges, reversal of stock-based compensation and a net gain on disposal of property, plant and equipment.

Cash used in investing activities. Net cash used in investing activities was $14.2 million for the nine months ended January 31, 2007, compared to $19.7 million for the nine months ended January 31, 2006. The investing activities consisted primarily of the purchase of equipment and machinery to support the capital expenditure requirements for our move of manufacturing operations to Dongguan, China.

Cash provided by financing activities. Net cash provided by financing activities was $1.7 million for the nine months ended January 31, 2007, as compared to $10.0 million for the nine months ended January 31, 2006. Cash provided by financing activities for the nine months ended January 31, 2007 included $2.5 million from the draw down of a new short-term bank loan, $0.5 million in proceeds from our rights offering, which was offset by $1.6 million in repayment of capital lease obligations. Cash provided by financing activities for the nine months ended January 31, 2006 included net proceeds of $9.2 million from the first tranche borrowing of the purchase money loan facility, $7.5 million in proceeds from the issuance of our Series A Preferred Shares, which was offset by $4.2 million in repayment of a short-term bank loan and a $1.7 million payment of financing costs.

Capital commitments and expenditures. As of January 31, 2007, we had commitments for capital expenditures of approximately $1.9 million. These capital expenditures are expected to be used for the facilitization of the Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources, positive cash flow generated from the savings, expected to be realized from reductions in cost structure from the completion of the move of our manufacturing operations to Dongguan, China, the remaining $1.25 million available under our revolving credit facility and the remaining $5 million tranche of loans under our purchase money loan facility. We will also continue to seek financing from customers to fund our future capital expenditures. These plans are highly dependent on market conditions and the availability of capital on favorable terms and, as a result, our actual capital expenditures may vary.

Material financing arrangements. On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On April 10, 2007, the purchase money loan facility was amended to extend the draw down period for the remaining second tranche of $5 million until July 31, 2007 and to extend the payment of interest for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007 to become due and payable upon the earlier of the date on which the remaining second tranche of $5 million is drawn down or July 31, 2007.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPL Limited and Talent Focus Industries Limited, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations, condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. See “Risk Factors–The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment”.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained an extension of the date by which we are required to have this registration statement effective until June 30, 2007.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On September 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require us to repay the remaining balance of the advance payment.

In September 2006, ASAT China obtained a revolving credit facility of $3.75 million from a Chinese bank. The interest rate payable on the revolving credit facility is 6.12% per annum, with interest to be paid on a monthly basis. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, we drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report and has a maturity date of September 26, 2007.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations.

As described above, the remaining financing commitment under our purchase money loan facility is subject to certain important conditions, and we will not be able to obtain the remaining funds if we are unable to meet these conditions. In addition, we have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002, 2003 and 2006. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. As a result of this negative cash flow and our ongoing expenditure requirements, even if we obtain funds under the remaining purchase money loan facility commitment, we may likely still need to raise additional financing to fund our operations in the near future.

Our ability to raise any future additional or alternate financing will be limited by our future financial situation and market conditions, as well as the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement and requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from various financing arrangements described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next twelve months.

Debt. As of January 31, 2007, our total outstanding debt was approximately $163.2 million, consisting of $150.0 million of 9.25% senior notes due 2011, $3.0 million of capital lease obligations, $7.7 million under our purchase money loan facility (the principal amount of the loan which we must repay is $10.0 million) and $2.5 million under our revolving credit facility with a Chinese bank. The Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations that we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL amounting to $2.7 million and $6.7 million for the three months ended January 31, 2007 and 2006, respectively, and $8.3 million and $17.3 million for the nine months ended January 31, 2007 and 2006, respectively. All purchases from QPL are made in accordance with the Amended and Restated Supply Agreement, dated as of October 27, 2005, entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Subsequent Events

In connection with the Company’s ongoing corporate restructuring, Edward Bedell, Vice President of Quality and Reliability, has separated from the Company effective as of March 16, 2007. His responsibilities are currently being assumed by other personnel within the Company. In addition, on April 25, 2007, Peter Hopper was engaged by the Company as a consultant. Mr. Hopper is a member of the Company’s Board of Directors and occupies a senior advisory role at CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.), an affiliate of the JPMP investor group. Mr. Hopper will continue his existing roles, and in his role as consultant, it is expected that he will make direct contributions to various functions in the Company as required by the Board of Directors from time to time.

Forward Looking Statements Disclaimer

This document contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior and middle management, our high leverage, our ability to service our debt obligations and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, including the effects of the adjustment to our ADS ratio, delisting of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our revenue and costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor, manufacturing cost, and administrative costs are incurred primarily in Hong Kong dollars, Chinese Renminbi and, to a lesser extent, U.S. dollars. Overall, we estimate that in fiscal years 2007 and 2008, substantially all of our marketing costs and operating expenses (excluding depreciation), will be in Hong Kong dollars, U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations.

Item 4.	Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Our Acting Chief Executive Officer and our Acting Chief Financial Officer assumed their positions and responsibilities with us starting only as of September 1, 2006 and make their conclusions in reliance upon the representations of management employees regarding internal controls and procedures prior to the assumption of their current positions.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002, 2003 and 2006.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the fiscal year ended April 30, 2006 was $42.4 million. Our net loss for the nine months ended January 31, 2006 and January 31, 2007 was $25.3 million and $24.1 million, respectively. We also had negative operating cash flow in fiscal 2002, 2003 and 2006 of $28.9 million, $2.3 million and $7.1 million, respectively. Although we had a positive operating cash flow for the nine months ended January 31, 2007 of $11.6 million, we cannot assure you that we will return to profitability in the near future or at all.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we also obtained the first $10.0 million tranche under our purchase money loan facility, which will be due two years from the date drawn. On May 1, 2006, we entered into an advance payment agreement with a customer to provide us with $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. In September 2006, ASAT China obtained a revolving credit facility for $3.75 million with a term of one year. On October 8, 2006 we drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report.

As a result of our negative cash flow and our ongoing expenditure requirements, even with the remaining purchase money loan financing commitment of $5.0 million, drawing upon which is subject to satisfaction of certain conditions precedent, we may likely be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011, our purchase money loan agreement, our advance payment agreement and our revolving credit facility, as well as requirements to obtain approval of certain types of financings from our shareholders. We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside of our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all.

The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment.

In July 2005, we obtained commitments from JPMP for them and their affiliates to provide us with up to $15 million in purchase money loan financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended January 31, 2007 and 2006—Liquidity and Capital Resources—Material Financing Arrangements” for a detailed description of this purchase money loan facility. In January 2006, we obtained the first $10.0 million tranche of funding under the purchase money loan facility. However, our ability to obtain the second tranche of funding under the purchase money loan facility, which may be drawn on or prior to July 31, 2007, is subject to a number of important conditions and the satisfaction of certain of these conditions is outside our control. The conditions outside of our control include (i) that there shall not have occurred or become known to the requisite lenders any material adverse change or new material adverse condition since the date of the purchase money loan agreement in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries and (ii) that there shall not have occurred a material disruption of, or material adverse change in the financial, banking or capital market conditions or the computer electronics industry that, in the judgment of the requisite lenders, individually or in the aggregate could reasonably be expected to have a material adverse effect (as defined in the purchase money loan agreement). If we are unable to meet any of these conditions or any other condition set forth in the purchase money loan agreement, we will not be able to receive additional funds under the purchase money loan facility. If we are unable to obtain additional funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this report, collectively owned approximately 39.3% of the outstanding ordinary shares of ASAT Holdings as of January 31, 2007. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL, its subsidiaries and its controlling shareholder collectively owned approximately 42.4% of the ordinary shares of ASAT Holdings as of January 31, 2007. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. In addition, our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with our two principal shareholder groups, respectively. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million, for the fiscal year ended April 30, 2006 the earnings to fixed charges deficiency was $43.1 million and for the nine months ended January 31, 2006 and 2007 the earnings to fixed charges deficiency was $25.3 million and $24.1 million, respectively. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011, our purchase money loan facility and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility or other financing sources to fund our planned operations and capital expenditures or to service our debt. We borrowed the first tranche of $10.0 million under the purchase money loan facility in January 2006 and in order to obtain the second tranche of $5.0 million under the purchase money loan facility, which may be drawn on or prior to July 31, 2007, we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the second tranche under the purchase money loan facility. A tranche under the purchase money loan facility has a maturity of two years from the date of draw, and therefore we will have debt service obligations in respect of this debt in the near term. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. This downturn had a pronounced and adverse effect on our sales and financial performance during that time. While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our July 2006 quarter. If any future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, decline, in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 54% and 52% of total net sales for fiscal 2005 and fiscal 2006, respectively, and comprised 55% and 62% of total net sales for the three months ended January 31, 2006 and 2007, respectively. This sector has been subject to extreme fluctuations in demand and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communications products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to maintain or increase investment in research and development or to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products, and we have been reducing our investments in research and development.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For our three months ended January 31, 2007, we made capital expenditures of $3.4 million. As of January 31, 2007, we had commitments for future capital expenditures of approximately $1.9 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from our purchase money loan facility. However, our ability to draw the second tranche of funding under the purchase money loan facility is subject to a number of conditions which we may be unable to meet and our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of their assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions or equity investment financing and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions or equity investment financing. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., the acquisition of UltraTera Corp. by United Test and Assembly Center and the acquisition of NS Electronics Bangkok Ltd. by United Test and Assembly Center. An example of equity investment financing is Temasek Holdings’ voluntary takeover bid to increase its equity shareholdings in STATS ChipPAC. As a result of such growth through acquisitions or equity investment financing, these competitors will have increased capacity or stronger financial resources and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions or equity investment financing, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions or equity investment financing, we may have difficulties competing successfully against these competitors. In addition, the Indenture that governs our 9.25% senior notes due 2011 and our purchase money loan agreement require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly and test services are prone to human error and equipment malfunction. Defective packages and services may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor-provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards and acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. We may not have sufficient cash resources or available financing to increase our capital expenditures in response to our customers’ demands. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 69% for fiscal year 2006 and approximately 66% and 67% for the three and nine months ended January 31, 2007, respectively. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or be unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended January 31, 2007, our five largest customers by net sales accounted for approximately 75% of net sales and our ten largest customers by net sales accounted for approximately 84% of net sales. Our largest customer for the three months ended January 31, 2007 by net sales accounted for approximately 59% of net sales. For the three months ended January 31, 2006, our five largest customers by net sales accounted for approximately 63% of net sales and our ten largest customers by net sales accounted for approximately 76% of net sales. Our largest customer for that same period by net sales accounted for approximately 34% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. There may be a trend toward increasing customer concentration.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in China, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 74% of our net sales for the three months ended January 31, 2007 and 70% of our net sales for the three months ended January 31, 2006 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law or adverse changes in customs duties and procedures;

•	availability of supplies and materials in China;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our development partner in China.

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Now that we have completed the move to our Dongguan, China facilities, we need to continue strengthening our existing relationship with Changshi. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended January 31, 2007 and 2006—Overview”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures and facilitized equipment and holds the approvals from the Chinese government necessary to conduct our assembly and test operations in ourDongguan, China facilities. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which, along with increases in the minimum wage or other increases to employee costs, could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees are currently represented by a union. However, we expect the workers in our Dongguan, China facilities to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. In accordance with China labor laws, the minimum wage per month per employee has increased from 574 Renminbi to 690 Renminbi starting as of September 1, 2006. This increase or future increases in the minimum wage may adversely affect our profitability. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

Operating facilities in China can be fraught with uncertainty, including economic, political, legal, operational and financial risks, and there can be no assurances that our China facilities will bring their intended benefits to us.

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment for particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes ASAT China, our Chinese operating subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While ASAT Holdings is a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a

Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has commenced operations. Moreover, its registered capital is approximately $53 million, of which approximately $10.6 million has been contributed as of January 31, 2007, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. Further, the Indenture governing our 9.25% senior notes due 2011 limits the value of assets that may be held at our Chinese subsidiary (together with other non-guarantor subsidiaries) without our Chinese subsidiary becoming a guarantor of the senior notes, which guaranty would be subject to approval by Chinese governmental authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner, or at all.

With most of our operations conducted in our facilities in China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We conduct our assembly and test operations in our facilities in Dongguan, China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results.

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our facilities in Dongguan, China are now fully operational and any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

We have transferred all of our assembly and test capacity to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facilities and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan, China where our factory is located. In Dongguan, China demand for power exceeded supply during most of calendar years 2004, 2005 and 2006. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines to support our Phase I and Phase II facilities. The Phase I power supply line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China included the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During fiscal year 2007, we anticipate that there will be some additional expenses associated with ramping up production in our Phase II facility. In addition, with respect to our new information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property or maintain and grow our research and development of intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of January 31, 2007, we had approximately 51 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. We may also fail to maintain or grow or invest in research and development to strengthen our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc., or Motorola, and Freescale Semiconductor, Inc., or Freescale, in connection with their claim of a breach under a patent cross-license agreement in July 2005.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the Indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay the amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the Indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel and other personnel at all level, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

In June 2006, our former Chief Financial Officer resigned and on September 1, 2006 our former Chief Executive Officer resigned, both for personal reasons. Our current Acting Chief Executive Officer and Acting Chief Financial Officer assumed their positions for the interim period during which we are actively searching for a permanent Chief Executive Officer and a permanent Chief Financial Officer. Our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with two of our principal shareholder groups, respectively. We cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer or a permanent Chief Financial Officer in the near future or that our current Acting Chief Executive Officer and Acting Chief Financial Officer will continue to serve ASAT until permanent hires are made.

In connection with our ongoing corporate restructuring to improve efficiency, various senior management, officers, managers, engineers and other personnel in various departments have left the Company. Their responsibilities are currently being assumed by other personnel within the Company and some positions will be replaced with new hires. We cannot assure you that we will be successful in attracting and retaining sufficient and capable personnel at all levels and functions in the Company to meet our human resources needs.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited and Talent Focus Industries Limited on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material. In addition, some supplies, such as pad-frame supplies to support our TAPP™ product line, have only limited suppliers available in the market.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

We do not anticipate making material environmental capital expenditures in connection with our current operations in our Dongguan, China facilities. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could, and do, impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could, and do, affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronics equipment beginning July 1, 2006. As a result, our customers selling products in Europe began demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin- lead alloy as a soldering material in the manufacturing process, we changed some of our assembly processes and materials for specified products and we redesigned some of our assembly processes and products to use soldering that does not contain lead in response to this legislation. The redesign has required increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not meet the same reliability levels as our products assembled with non-compliant materials and processes. If we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs, but we will now increasingly be exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have a material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods. In addition, we typically experience a slight decline in business activity in the period from the middle of our first fiscal quarter through the beginning of our second fiscal quarter of each year (approximately June through August).

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan facility from one of our principal shareholder groups. Our related interest payments and semiannual dividend payments on our Series A Preferred Shares also impose significant financial burdens on us. On January 25, 2006, we borrowed the first $10.0 million tranche under the purchase money loan facility. As of January 31, 2007, we had total liabilities of $217.5 million. In September 2006, ASAT China obtained a revolving credit facility for $3.75 million with a term of one year and an interest rate of 6.1% per annum. On October 8, 2006 ASAT China drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report. If new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

Our substantial indebtedness has important consequences to our ability to operate our company. For example, it could, and does:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the Indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.

The Indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types of transactions with affiliates or related persons.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness. In addition, our advance payment agreement with one of our customers contains affirmative and negative covenants that restrict our ability to take specified actions.

Our ability to comply with covenants contained in the Indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the Indenture, the purchase money loan agreement and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all.

We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan facility with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended January 31, 2007 and 2006—Liquidity and Capital Resources—Material Financing Arrangements”, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A Preferred Shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A Preferred Shares was $0.09 per ordinary share (equivalent to $1.35 per ADS), but was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.975 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti- dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants.

Further, we have issued additional Series A Preferred Shares and warrants in connection with our rights offering. If holders convert the Series A Preferred Shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, we paid the next semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. Because we qualify as a non-accelerated filer under SEC rules and regulations, such report of management will not be required until the end of our fiscal year ended April 30, 2008. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting, which report will not be required until the end of our fiscal year ended April 30, 2009. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives.

We have had major changes in our financial management, including the resignation of our former Chief Financial Officer in June 2006 and of our former Chief Executive Officer and Acting Chief Financial Officer on September 1, 2006. Although we are currently in the process of searching for permanent replacements, we cannot assure you that we will be able to attract and retain a permanent Chief Financial Officer or a permanent Chief Executive Officer and this may impact our ongoing efforts to attain compliance with the Section 404 requirements. Significant resources have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy control deficiencies. For example, we have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting expertise and may need to provide further training for our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We are in the process of conducting a comprehensive review of our financial and accounting systems and our internal controls and procedures. We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. If any identified control deficiencies are not remedied or were to reoccur, if we fail to implement improvements in our internal controls in a timely manner, or if we fail to otherwise attain compliance with the Section 404 requirements, our ability to assure timely and accurate financial reporting may be adversely affected. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal controls over financial reporting or with the level at which it is documented, tested or monitored, they may issue a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting if we cannot continue to meet Nasdaq Capital Market listing requirements.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs were transferred to the Nasdaq Capital Market from the Nasdaq National Market effective November 30, 2005. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc., or Nasdaq, stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market.

On July 17, 2006, we received a compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 4320(e)(2)(E)(ii), we were provided with 180 calendar days, until January 16, 2007, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. Effective at the close of business on December 22, 2006, we adjusted our ADS ratio from a ratio of one ADS for every five ordinary shares to a ratio of one ADS for every fifteen ordinary shares. On January 11, 2007, we received a Nasdaq letter advising that the Company regained compliance with the minimum bid price requirement for continued listing found in Nasdaq Marketplace Rule 4320(e)(2)(E)(ii).

Our ADSs are currently trading again under the trading symbol “ASTT”. The price of our ADSs could be further negatively impacted by the adjustment to our ADS ratio, the conversion of Series A Preferred Shares, the exercise of warrants and the payment of future dividends on our Series A Preferred Shares. We cannot assure you that we will be able to continue to meet the listing requirements for the Nasdaq Capital Market in the future.

The liquidity and price of our ADSs would be negatively impacted by delisting if we cannot continue to meet Nasdaq Capital Market listing requirements. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are not listed. Any of these entities that hold our ADSs prior to delisting would likely seek to sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq Global Market preempted the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market or that have been delisted do not preempt the operation of these laws and, as a result, the liquidity of our ADSs may be negatively impacted. If we are unable to meet the listing requirements to remain on the Nasdaq Capital Market, our ADSs may not be traded on any market and the price and liquidity of your ADSs may decline.

PART II OTHER INFORMATION

Item 1.	Legal Proceedings

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: April 27, 2007	By:	/s/ Kei W. Chua
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer